Exhibit 21.1

List of Subsidiaries

Name of Subsidiary	State of Incorporation

GlyEco Acquisition Corp #1	AZ
GlyEco Acquisition Corp #2	AZ
GlyEco Acquisition Corp #3	AZ
GlyEco Acquisition Corp #4	AZ
GlyEco Acquisition Corp #5	AZ
GlyEco Acquisition Corp #6	AZ
GlyEco Acquisition Corp #7	AZ
WEBA Technology Corp.	WI
Recovery Solutions & Technologies, Inc.	AZ